Exhibit 99(a)(1)(C)

February 22, 2021
FS GLOBAL CREDIT OPPORTUNITIES FUND
THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME, KINDLY DISREGARD THIS NOTICE.
Dear Shareholder:
No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Global Credit Opportunities Fund (the “Company”). The purpose of this Offer is to provide liquidity to holders of the Company’s common shares of beneficial interest (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the net asset value per share (“NAV per Share”) as of March 31, 2021 (the “Purchase Price”). As an example of the Purchase Price, the NAV per Share on January 31, 2021, the most recent date on which Shares were issued pursuant to the Company’s distribution reinvestment plan, was $7.4179 per share. The Purchase Price for Shares in this Offer may be higher or lower than this amount. The Offer period will begin on or before March 1, 2021 and end at 4:00 PM ET on March 30, 2021. Subject to the limitations contained in the Offer to Purchase, which is available at fsinvestments.com/resources/account-access-faqs/manage-shares/fs-global-credit-opportunities-fund/, all properly completed and duly executed letters of transmittal received by the Company will be processed on or about April 8, 2021.
The Offer to Purchase and the related Letter of Transmittal are available at fsinvestments.com/resources/account-access-faqs/manage-shares/fs-global-credit-opportunities-fund or by calling the Company at (877) 628-8575.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES PURSUANT TO THE OFFER, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all your Shares for repurchase at the Purchase Price, please follow the instructions below. Please see the Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the lesser of (i) 9,959,316 Shares (which number represents 5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2020), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan (including the aggregate proceeds it has received from the prior sale of common shares (“Feeder Fund Shares”) under the prior distribution reinvestment plans for each of FS Global Credit Opportunities Fund—A, FS Global Credit Opportunities Fund—D, FS Global Credit Opportunities Fund—T, FS Global Credit Opportunities Fund—ADV and FS Global Credit Opportunities Fund—T2 (collectively, the “Feeder Funds”)) during the twelve-month period ending on the expiration of the Offer (less the amount of any such proceeds used to repurchase Shares (including Feeder Fund Shares) on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during the three-month period ending on the expiration of the Offer.
All requests to tender Shares must be received in good order by the Company by 4:00 PM ET on March 30, 2021.
If you have any questions, please call your financial professional or call the Company at 877-628-8575.
Sincerely,
Michael C. Forman
President and Chief Executive Officer
FS Global Credit Opportunities Fund

Frequently Asked Questions
When will the Offer expire?
The Offer will expire at 4:00 PM ET on March 30, 2021, unless extended. The anticipated calendar for the year is located at fsinvestments.com under Resources → Account access & FAQs → Redeem Shares → FS Global Credit Opportunities Fund
What needs to be done if I do not wish to tender my Shares at this time?
If you do not wish to tender your Shares at this time, no action is required. Please disregard this notice.
How do I tender my Shares?
1.	Visit fsinvestments.com under Resources → Account access & FAQs → Redeem Shares → FS Global Credit Opportunities Fund or call the Company at (877) 628-8575.
2.	Download a fillable copy of the Tender Authorization Form for FS Global Credit Opportunities Fund.
3.	Complete all sections:
a.	Section A – Shareholder Information
Include as much information as possible, including account registration, shareholder/account owner’s name, SSN or TIN, address, and custodian information (if applicable).
b.	Section B – Number of Shares Being Tendered
If not selecting ‘All Shares’, a specific number of Shares must be provided.
c.	Section C – Remittance Information
If left blank, payments will be remitted to the address or custodian of record accordingly.
d.	Section D – Signature(s)
Include the printed name, signature, and date of signature for each person signing the form.
4.	If your account is held through a custodian, the paperwork must be submitted for custodian sign off prior to being submitted.
5.	Mail your completed Tender Authorization Form to:
For delivery by registered, certified or express mail, by overnight courier or by personal delivery: FS Investments c/o SS&C Technologies, Inc. 430 W. 7th St. Kansas City, MO 64105	For delivery by regular mail: FS Investments c/o SS&C Technologies, Inc. P.O. Box 219095 Kansas City, MO 64121
For any tender requests not-in-good-order, SS&C and/or FS Investments may reach out on a best efforts basis to address the areas of concern.
What price will I receive if I tender my Shares?
The purchase price is the NAV per Share as of March 31, 2021.
Will Shares be repurchased on a pro rata basis and how will it be calculated?
This cannot be determined at this time. The Company is offering to repurchase a limited number of Shares. All valid requests received prior to the expiration date will be considered. If the amount of repurchase requests exceeds the number of Shares the Company intends to repurchase, validly tendered Shares will be repurchased on a pro rata basis.

When will proceeds be sent to investors?
The Company currently expects to send proceeds in mid-April.
•	Checks are sent via USPS and usually arrive within 7 – 10 business days after mailing.
•	Proceeds sent to brokerage accounts may take 7 – 10 days to appear in accounts.
•	Proceeds sent via ACH to a bank account are typically credited to the bank account in 3 – 5 days.